PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 18, 1997)

                 4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                             MCKESSON FINANCING TRUST
                     5% TRUST CONVERTIBLE PREFERRED SECURITIES
            (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
                   GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                               MCKESSON CORPORATION


        This Prospectus Supplement supplements and amends the Prospectus dated June 18, 1997 (the "Prospectus") relating to the 5% Trust Convertible Preferred Securities (the "Convertible Preferred Securities"), which represent preferred undivided beneficial interests in the assets of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware, and the shares of common stock, par value $.01 per share, of McKesson Corporation, a Delaware corporation ("McKesson"), issuable upon conversion of the Convertible Preferred Securities.

        On October 29, 1997, McKesson's board declared a two-for-one split of its common stock to be effected in the form of a stock dividend distributable January 2, 1998 to stockholders of record on December 1, 1997.

        McKesson and AmeriSource Health Corporation ("AmeriSource"), a leading U.S. wholesale distributor of pharmaceutical and related health care products and services, have signed a definitive merger agreement providing for McKesson to acquire AmeriSource. Under the terms of the agreement, stockholders of AmeriSource will receive a fixed exchange ratio of 0.71 shares of McKesson common stock for each share of AmeriSource common stock. McKesson will issue approximately 17.4 million new shares of common stock in the merger, and will assume the long-term debt of AmeriSource which was approximately $532.3 million at June 30, 1997. The merger of the two companies has been structured as a tax-free transaction and will be accounted for as a pooling of interests. The combined company will operate under the McKesson name and will be headquartered in San Francisco.

        Upon completion of the merger, R. David Yost, currently president and chief executive officer of AmeriSource, will become group president of the AmeriSource Services Group and a McKesson corporate vice president. Also upon completion of the merger, McKesson's board of directors will be expanded from nine to twelve members, which will include Yost and another two directors from the current AmeriSource board.

        On October 23, 1997, McKesson and AmeriSource received a request for additional information and documentary material from the U.S. Federal Trade Commission in connection with the merger. Subject to regulatory approval and shareholder approval of both companies, the transaction is expected to be completed in early 1998. There can be no assurance that the merger will be completed, or that it will be completed as contemplated.

                         (continued on next page)

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is December 18, 1997.



        The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended by the deletion of items 1, 9, 34, 41 and 54, respectively, of that table and the substitution therefor of the following:



                                Convertible Preferred                               Convertible Preferred
                                Securities Owned        Number of                   Securities Owned
                                Prior to Offering       Convertible Preferred       After Offering
"Selling Holder                 Number        Percent   Securities Offered          Number     Percent
 ---------------------------    ------        -------   -----------------------     ------     -------

1.  Fidelity Hastings Street      297,400    7.435%       297,400                       0       0.0%
    Trust:  Fidelity Fund (1)

9.  Fidelity Financial Trust:     162,200    4.055%       162,200                       0       0.0%
    Fidelity Convertible
    Securities Fund (1)

34. Fidelity Management Trust      16,200    0.405%         16,200                      0       0.0%
    Company (4)

41. Variable Insurance Products     9,400    0.235%           9,400                     0       0.0%
    Fund III:  Growth & Income
    Portfolio (1)

54. Fidelity Advisor Series I:      3,600    0.09%           3,600                      0       0.0%
    Fidelity Advisor Growth &
    Income Fund (1)

________________________
    (1) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. As of October 31, 1997, FMR beneficially owned 4,771,937 shares (10.28%) of the McKesson Common Stock issued and outstanding.

    (4) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in
           Section 3(a)(6) of the Securities Exchange Act of 1934, as amended."

    The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKesson Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".